For immediate release

PUMA

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, November 6, 2007 – PUMA AG announces its consolidated financial results for the 3rd Quarter and First Nine Months of 2007

Highlights Q3

- Consolidated sales at € 670 million
- Strong gross profit margin at 53%
- EBIT reached € 124 million, up versus last year
- EPS at € 5.56 versus € 5.41

Highlights First Nine Months

- Global brand sales increase 4% currency adjusted
- Consolidated sales up more than 3% currency adjusted
- Gross profit margin above 52%
- EBIT at € 320 million, representing 17% of sales
- EPS at € 14.40 compared to € 14.36

Outlook 2007

- Good improvements in orders: up more than 8% currency adjusted
- Management reconfirms sales and earnings guidance for FY 2007

Dev 11/14

EBIT at € 320 million
EBIT in Q3 developed stronger than sales leading the EBIT margin up from 17.6% to 18.5%. In absolute terms, EBIT increased 0.6% to € 123.8 million. EBIT accumulated over the nine months period, amounts to € 319.7 million versus € 324.6 million, representing an almost flat operational margin of 17.1%.

Taking into account an interest result of € 3.7 million in Q3 and € 8.5 million after nine months, pre-tax profit was up by 1.8% to € 127.5 million in the quarter and down by 0.8% to € 328.2 million year-to-date. The tax ratio after nine months was 29.0% therefore on last year' level.

Earnings per share
Net earnings in Q3 reached € 89.1 million versus € 87.1 million and € 230.8 million compared to € 230.3 million after nine months. Hence, the net return improved from 12.5% to 13.3% and from 12.2% to 12.3% respectively.

Earnings per share increased by 2.7% to € 5.56 in Q3. Year-to-date earnings per share totaled to € 14.40 compared to € 14.36. Diluted earnings per share were calculated at € 5.57 (€ 5.39) and € 14.39 (€ 14.27) respectively.

Net Assets and Financial Position

Equity
Total assets grew by 14.2% to € 1,955.1 million as of September 30, 2007. The equity ratio stood at 60.0% compared to 60.8% last year.

The company has not bought back any shares during the last quarter and has currently no treasury stocks on its balance sheet. Hence, share capital consists of 16,027,464 shares end of September. The average number of outstanding shares for the nine months period calculates to 16,027,289.

A resolution adopted by the Annual General Meeting authorizes the company to purchase up to ten percent of the share capital until September 1, 2008.

Working capital
As expected, inventory growth was further reduced and is now up by 8.9% to € 368.2 million versus a growth of 17% end of June. Trade receivables of € 502.0 million are on last year's level and almost in line with sales development. Total working capital at the end of September improved 2.1% and totaled € 502.2 million compared to € 513.0 million last year.

Capex/Cashflow
Capex was € 61.5 million versus € 124.6 million, of which € 4.9 million versus € 73.8 million is related to acquisitions.
Free Cashflow amounts to € 149.4 million compared to € -56.3 million last year or € 154.3 million versus € 17.4 million excluding acquisition costs and marks a strong improvement versus last years cash generation.

Strong improvement in net cash position
Cash at the end of September increased from € 404.1 million to € 532.5 million. Bank debts grew from € 66.9 million to € 69.3 million. As a result, the net cash position improved strongly from € 337.2 million to € 463.2 million year over year, due to the positive cashflow.

Regional Development

The **EMEA** region reported sales of € 376.5 million in Q3, a currency adjusted increase of 1.1%. Taking the early shipments of June into account, sales would have been up in mid single digits for the quarter. Year-to-date, sales increased 5.5% and totalled € 1,020.2 million. Gross profit margin year-to-date reached 54.5% compared to 54.2% last year. The order book end of September was up 12.4% to € 580.5 million. This reflects a significant improvement versus existing orders end of June 2007.

Sales in the **Americas** were down 8.8% currency adjusted reaching € 166.7 million in Q3. During the nine months period sales declined by 4.7% to € 486.4 million, while the gross profit margin improved 290 basis points reaching 49.7%. Orders on hand end of September were down 8.4% to € 237.8 million.
As expected, sales in the **US** market were down 9.7% in Q3 and 10.1% after nine months. This is caused by a continuous moderating environment in the US mall-based business. However, due to the decline of the key-account ratio the gross profit margin increased significantly by more than 500 basis points. As of September 30, 2007 orders for the US decreased 23.5% to $ 187.5 million, mainly due to the mall-based retailers.

In the **Asia/Pacific** region, sales improved 7.1% to € 127.2 million in Q3 and by 8.6% to € 362.4 million year-to-date. The gross profit margin reached 50.7% versus 50.6% last year. Orders on hand were up 19.1% and totaled € 247.2 million.

Growth Rates	**Sales**				**Orders on hand**	
	Q3/2007		**1-9/2007**		**30.09.2007**	
	Euro	**currency adjusted**	**reported**	**currency adjusted**	**Euro**	**currency adjusted**
	%	**%**	**%**	**%**	**%**	**%**
Breakdown by regions						
EMEA	-0,4	1,1	4,3	5,5	12,1	12,4
Americas	-14,6	-8,8	-11,4	-4,7	-16,2	-8,4
Asia/Pacific	1,0	7,1	0,3	8,6	11,3	19,1
Total	**-4,1**	**-0,5**	**-1,0**	**3,2**	**4,1**	**8,3**
Breakdown by product segments						
Footwear	-10,4	-6,9	-3,1	1,0	-1,3	3,2
Apparel	5,0	8,7	2,4	6,8	16,1	19,6
Accessories	7,0	10,6	1,5	6,3	3,9	8,5
Total	**-4,1**	**-0,5**	**-1,0**	**3,2**	**4,1**	**8,3**

Outlook 2007

Orders up more than 8% currency adjusted
Total orders on hand as of September increased 8.3% currency adjusted totaling € 1,065.5 million and representing significant improvements versus end of June 2007. The orders are mainly for deliveries scheduled for Q4 2007 as well as Q1 2008.
In terms of product segments, Footwear orders are up by 3.2% (currency adjusted) to € 659.7 million, Apparel by 19.6% to € 345.4 million and Accessories by 8.5% to € 60.4 million.

Management reconfirms sales and earnings guidance
Management confirms sales and earnings guidance for FY 2007. In terms of sales, growth is expected to be in the low single-digits on a currency neutral basis. However, gross profit margin should come in better than anticipated but compensated by a higher cost ratio. Hence, EBIT should almost develop in-line with sales providing an EBIT margin nearly on last year's level. Tax rate is estimated at or around 29%.

Jochen Zeitz, CEO: "Based on the positive momentum in our order backlog, we anticipate a solid finish to 2007 to achieve our full-year guidance."

Income Statements

	Q3/2007 € million	Q3/2006 € million	Devi-ation	1-9/2007 € million	1-9/2006 € million	Devi-ation
Net sales	**670,4**	**699,2**	-4,1%	**1.869,0**	**1.888,6**	-1,0%
Cost of sales	-314,9	-347,0	-9,3%	-887,5	-918,6	-3,4%
Gross profit	**355,6**	**352,1**	1,0%	**981,5**	**970,0**	1,2%
- in % of net sales	53,0%	50,4%		52,5%	51,4%	
Royalty and commission income	7,6	8,8	-13,6%	26,1	24,5	6,3%
	363,1	360,9	0,6%	1.007,6	994,6	1,3%
Selling, general and administrative expenses	-228,1	-228,2	-0,1%	-656,0	-644,2	1,8%
EBITDA	**135,1**	**132,7**	1,8%	**351,6**	**350,4**	0,4%
Depreciation and amortisation	-11,3	-9,6	17,4%	-31,9	-25,8	23,9%
EBIT	**123,8**	**123,1**	0,6%	**319,7**	**324,6**	-1,5%
- in % of net sales	18,5%	17,6%		17,1%	17,2%	
Interest result	3,7	2,1	72,3%	8,5	6,1	38,2%
EBT	**127,5**	**125,2**	1,8%	**328,2**	**330,7**	-0,8%
- in % of net sales	19,0%	17,9%		17,6%	17,5%	
Income taxes	-37,6	-36,3	3,6%	-95,2	-95,9	-0,7%
- Tax ratio	29,5%	29,0%		29,0%	29,0%	
Net earnings attributable to minority interest	-0,8	-1,8	-57,4%	-2,1	-4,5	-52,2%
Net earnings	**89,1**	**87,1**	2,3%	**230,8**	**230,3**	0,2%
Net earnings per share (€)	**5,56**	**5,41**	2,7%	**14,40**	**14,36**	0,3%
Net earnings per share (€) - diluted	**5,57**	**5,39**	3,3%	**14,39**	**14,27**	0,8%
Weighted average shares outstanding				16,027	16,037	-0,1%
Weighted average shares outstanding - diluted				16,042	16,138	-0,6%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Sept. 30, '07 € million	Sept. 30, '06 € million	Dev. ation	Dec. 31, '06 € million
ASSETS				
Cash and cash equivalents	532,5	404,1	31,8%	459,2
Inventories	368,2	338,0	8,9%	364,0
Trade receivables	502,0	502,3	-0,1%	373,8
Other current assets	107,9	101,8	6,0%	105,8
Current assets	**1.510,5**	**1.346,2**	12,2%	**1.302,8**
Deferred income taxes	72,8	57,7	26,1%	63,3
Property, plant and equipment	170,0	150,0	13,4%	155,1
Intangible assets	186,0	142,2	30,8%	180,5
Other non-current assets	15,7	16,5	-4,7%	13,2
Non-current assets	**444,5**	**366,4**	21,3%	**412,1**
	1.955,1	**1.712,6**	14,2%	**1.714,8**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	69,3	66,9	3,5%	65,5
Trade payables	255,6	221,7	15,3%	208,7
Tax provisions	40,3	36,9	9,2%	38,5
Other current provisions	120,5	122,6	-1,7%	59,1
Liabilities from acquisitions	20,5	26,4	-22,3%	23,6
Other current liabilities	126,4	95,4	32,5%	123,3
Current liabilities	**632,6**	**570,0**	11,0%	**518,7**
Deferred income taxes	13,0	20,0	-35,2%	13,0
Pension provisions	21,6	21,9	-1,2%	21,9
Liabilities from acquisitions	106,0	53,0	99,9%	100,3
Other non-current liabilities	8,2	7,1	16,0%	12,0
Non-current liabilities	**148,8**	**102,1**	45,8%	**147,2**
Total shareholders' equity	**1.173,6**	**1.040,6**	12,8%	**1.049,0**
	1.955,1	**1.712,6**	14,2%	**1.714,8**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-9/2007 € million	1-9/2006 € million	Deviation
Earnings before taxes on income	**328,2**	**330,7**	**-0,8%**
Depreciation	31,9	25,8	23,9%
Non-cash effected expenses and income	-4,7	-6,8	-31,1%
Cashflow - gross	**355,5**	**349,7**	**1,6%**
Change in net assets	-66,2	-200,7	-67,0%
Taxes, interests and other payments	-89,4	-88,5	1,0%
Cashflow from operating activities	**199,9**	**60,5**	**230,4%**
Payments for acquisitions	-4,9	-73,8	-93,3%
Purchase of property and equipment	-56,6	-50,9	11,3%
Interest received and others	11,1	7,8	42,0%
Cashflow from investing activities	**-50,5**	**-116,8**	**-56,8%**
Free Cashflow	**149,4**	**-56,3**	
Capital increase	12,8	56,6	-77,3%
Dividend payments	-39,9	-31,8	25,4%
Purchase of own shares	-41,6	-57,7	-28,0%
Other changes	5,0	27,5	-81,7%
Cashflow from financing activities	**-63,6**	**-5,5**	**1061,8%**
Effect on exchange rates on cash	-12,5	-9,6	30,4%
Change in cash and cash equivalents	**73,3**	**-71,4**	202,6%
Cash and cash equivalents at beginning of financial year	459,2	475,5	-3,4%
Cash and cash equivalents end of the period	**532,5**	**404,1**	**31,8%**

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q3/2007	Q3/2006	Q3/2007	Q3/2006	1-9/2007	1-9/2006	1-9/2007	1-9/2006
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	376,4	378,0	55,5%	53,1%	1.020,2	978,4	54,5%	54,2%
Americas	166,7	195,3	49,9%	45,1%	486,4	548,9	49,7%	46,8%
- thereof USA in US$	145,8	161,4			429,8	478,4		
Asia/Pacific Rim	127,2	125,9	49,9%	50,5%	362,4	361,4	50,7%	50,6%
	670,4	699,2	53,0%	50,4%	1.869,0	1.888,6	52,5%	51,4%

	Sales		Gross profit		Sales		Gross profit	
	Q3/2007	Q3/2006	Q3/2007	Q3/2006	1-9/2007	1-9/2006	1-9/2007	1-9/2006
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	376,3	419,8	52,8%	50,1%	1.110,7	1.146,8	52,3%	51,2%
Apparel	246,3	234,7	53,2%	50,1%	632,6	618,0	52,5%	51,2%
Accessories	47,8	44,7	54,1%	54,9%	125,7	123,9	53,9%	54,0%
	670,4	699,2	53,0%	50,4%	1.869,0	1.888,6	52,5%	51,4%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

END